As filed with the Securities and Exchange Commission on August 2, 2017.
Registration No. 333-217766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CONTURA ENERGY, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1221 (Primary Standard Industrial Classification Code Number)	81-3015061 (I.R.S. Employer Identification Number)

Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620
(423) 573-0300
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Kevin S. Crutchfield
Chief Executive Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620
(423) 573-0300
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Byron B. Rooney Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800	Mark M. Manno Executive Vice President, General Counsel Contura Energy, Inc. 340 Martin Luther King Jr. Blvd. Bristol, Tennessee 37620 Telephone: (423) 573-0300 Facsimile: (423) 573-0446	Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 546-5400 Facsimile: (713) 546-5401

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	6,900,000	$27.00	$186,300,000	$21,593

(1)	Includes 900,000 additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	The Registrant previously paid $21,593 based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-217766) is being filed in order to file an amended Exhibit 5.1, updating the Opinion of Davis Polk & Wardwell LLP, which was included as Exhibit 5.1 in Amendment No. 3 to the Registration Statement filed on July 31, 2017. This Amendment No. 4 modifies the provisions of Item 16 of Part II and the Index to Exhibits of the Registration Statement. The provisions of the Prospectus contained in Part I of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-217766) filed on July 31, 2017 are incorporated by reference in their entirety.
II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$21,593
FINRA filing fee	28,445
NYSE listing fee	77,600
Transfer agent’s fees	20,000
Printing and engraving expenses	250,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,500,000
Blue Sky fees and expenses	10,000
Miscellaneous	292,362
Total	$4,700,000

Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee is an estimate.
Item 14. Indemnification of Directors and Officers
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 8(a) of the registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
In connection with the Alpha Restructuring, effective July 26, 2016, Contura Energy, Inc. issued an aggregate of:

•	26,367,000 shares of common stock to holders of certain first lien claims, second lien claims and general unsecured claims against Alpha, as adjusted to give effect to the Stock Split;

•	1,833,000 shares of common stock to lenders of the Company’s ABL Facility as consideration for providing the ABL Facility, as adjusted to give effect to the Stock Split; and

•	810,811 warrants to purchase common stock to holders of certain unsecured claims against Alpha.
On July 26, 2016, we issued 810,811 warrants pursuant to Alpha’s Plan of Reorganization. As of July 25, 2017, we had 806,970 warrants outstanding. After giving effect to the Special Dividend and the Stock Split, and assuming no additional exercises of warrants or issuances of shares prior to the effective date of the Stock Split, the warrants are expected to be exercisable into a maximum of 2,614,582 shares of common stock with an exercise price of approximately $17.284 per share and are exercisable for cash or on a cashless basis at any time from July 26, 2016 until July 26, 2023. However, the number of underlying shares of common stock and the exercise price are subject to adjustment upon the effective date of the Stock Split and will depend upon the number of warrants and shares outstanding as of such date. These transactions did not involve any underwriters or any public offering. The Company believes the issuance of the shares of common stock to holders of such first lien claims, second lien claims and general unsecured claims against Alpha and the issuance of the warrants to holders of such unsecured claims against Alpha were exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. The Company believes that the issuance of the shares of common stock to lenders of the Company’s ABL Facility was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.
On July 26, 2016, the Company issued $300 million of 10.00% Senior Secured First Lien Notes due 2021 to holders of first lien claims against Alpha. This transaction did not involve any underwriters or any public offering, and the Company believes that such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.
On July 26, 2016, pursuant to the Company’s Management Incentive Plan, the Company granted certain of its officers and key employees 872,254 shares of common stock, 410,727 stock options with an exercise price of $0.89 per share, and 410,727 stock options with an exercise price equal to the 30-day volume-weighted average price for the period beginning July 27, 2016 and ending thirty days thereafter, but in any case not less than $0.89 per share and not more than $1.77 per share. The awards granted to the officers and key employees were fully vested on the grant date. Additionally, during the period from July 26, 2016 to December 31, 2016, the Company granted 79,304 time-based restricted stock units to its non-employee directors, all of which remained outstanding as of March 31, 2017. During the three months ended March 31, 2017, the Company granted 1,210,787 shares of restricted stock and 365,246 non-qualified stock options to certain of its officers and key employees under the Management Incentive Plan. The restricted stock shares and non-qualified stock options vest ratably over a three year period and in the event of a change in control, will fully vest subject to certain conditions. The non-qualified stock options have an exercise price of $23.45 per share. The share numbers, stock option numbers and exercise prices above have been adjusted to give effect to the Stock Split. These transactions did not involve any underwriters or any public offering, and the Company believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Rule 701 thereof.
Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits
See Exhibit Index beginning on page II–5 of this Registration Statement.
(b) Financial Statement Schedules
All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.
Item 17. Undertakings

a)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c)	The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bristol, Tennessee, on August 2, 2017.

CONTURA ENERGY, INC.
By:	/s/ Kevin S. Crutchfield
Name: Kevin S. Crutchfield
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated on August 2, 2017.

Signature	Capacity
*	Chief Executive Officer and Director (Principal Executive Officer)
Kevin S. Crutchfield
*	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Charles Andrew Eidson
*	Chairman
Neale X. Trangucci
*	Director
Albert E. Ferrara, Jr.
*By: /s/ Mark M. Manno
Mark M. Manno
Attorney-in-Fact

EXHIBITS

Exhibit No.	Description of Exhibit
1.1***	Form of Underwriting Agreement
2.1***
Asset Purchase Agreement, dated July 26, 2016, among Contura Energy, Inc.; Alpha Natural Resources, Inc.; certain subsidiaries of Alpha Natural Resources, Inc.; ANR, Inc. and Alpha Natural Resources, Inc. as sellers’ representative

3.1***	Form of Amended and Restated Certificate of Incorporation of Contura Energy, Inc.
3.2***	Form of Amended and Restated Bylaws of Contura Energy, Inc.
4.1***	Specimen Certificate for shares of Common Stock
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1***
Credit Agreement dated as of March 17, 2017 among Contura Energy, Inc. as Borrower, Jefferies Finance LLC, as Administrative Agent and Collateral Agent, and the Other Lenders Party Thereto (Jefferies Finance LLC, BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners)

10.2***
Asset-Based Revolving Credit Agreement dated as of April 3, 2017 among Contura Energy, Inc., and certain of its Subsidiaries, as the Borrowers; the Guarantors Party Thereto; Citibank, N.A., as Administrative Agent; Citibank, N.A., as Swingline Lender; Citibank, N.A., BMO Harris Bank N.A. and Credit Suisse AG, Cayman Islands Branch, as L/C Issuers; the Other Lenders Party Thereto and Citigroup Global Markets Inc., BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners

10.3***	Loan Agreement dated as of July 26, 2016 by and between ANR, Inc. as Borrower; the Guarantors Party Thereto and Contura Energy, Inc. as Lender
10.4***
Settlement Agreement, dated November 3, 2016 but effective only as of the Settlement Effective Time, by and among Contura Energy, Inc., for itself and on behalf of certain of its subsidiaries; ANR, Inc., for itself and on behalf of certain of its affiliates and Old ANR, Inc. (f/k/a Alpha Natural Resources, Inc.) on behalf of itself and on behalf of all of the sellers in its capacity as sellers’ representative

10.5***
Reclamation Funding Agreement, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc.; the Illinois Department of Natural Resources; the Kentucky Energy and Environment Cabinet, Department for Natural Resources; the United States Department of the Interior, Office of Surface Mining, Reclamation and Enforcement, in its capacity as the regulatory authority over surface mining operations in the State of Tennessee; the Virginia Department of Mines, Minerals and Energy and the West Virginia Department of Environmental Protection

10.6***
Settlement Agreement, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc.; Citicorp North America, Inc. and the United States Department of the Interior, on behalf of the Office of Surface Mining, Reclamation and Enforcement, including in its capacity as the regulatory authority over surface mining operations in the State of Tennessee, the Office of Natural Resources Revenue and the Bureau of Land Management

10.7***
Permitting and Reclamation Plan Settlement Agreement for the State of Illinois, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc. and the Illinois Department of Natural Resources

10.8***
Permitting and Reclamation Plan Settlement Agreement for the Commonwealth of Kentucky, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc. and the Kentucky Energy and Environment Cabinet, Department for Natural Resources

10.9***
Permitting and Reclamation Plan Settlement Agreement for the Commonwealth of Virginia, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc. and the Commonwealth of Virginia, Department of Mines, Minerals and Energy

10.10***
Permitting and Reclamation Plan Settlement Agreement for the State of West Virginia, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc. and the West Virginia Department of Environmental Protection

Exhibit No.	Description of Exhibit
10.11***
Stipulation Regarding Water Treatment Obligations, dated July 12, 2016, by and among Alpha Natural Resources, Inc., on behalf of itself and its debtor-affiliates; Contura Energy, Inc. and the United States

10.12***
Stipulation and Agreed Order dated July 15, 2016 among Alpha Natural Resources, Inc., et al., as Debtors; Citicorp North America, as administrative and collateral agent; Contura Energy, Inc. and the Retiree Settlement Committee

10.13***
Stipulation and Agreed Order dated July 6, 2016 among Alpha Natural Resources, Inc., et al., as Debtors; Citicorp North America, as administrative and collateral agent; Contura Energy, Inc. and the UMWA Funds

10.14***	Agreement to Fund VEBA, dated July 5, 2016, by and among Contura Energy, Inc., on behalf of itself and as authorized agent for certain of its subsidiaries, and the United Mine Workers of America
10.15***	Form of Indemnification Agreement by and between Contura Energy, Inc. and each of its current and future directors and officers
10.16***†	Employment Agreement, dated July 26, 2016 by and between Contura Energy, Inc. and Kevin S. Crutchfield
10.17***†	Contura Energy, Inc. Management Incentive Plan, effective as of July 26, 2016
10.18***†	Amendment 1 to Contura Energy, Inc. Management Incentive Plan, dated as of January 18, 2017
10.19***†	Form of Contura Energy, Inc. Option Agreement
10.20***†	Form of Contura Energy, Inc. Restricted Share Agreement
10.21***†	Form of Contura Energy, Inc. Emergence Award Agreement
10.22***†	Contura Energy, Inc. Deferred Compensation Plan
10.23***†	Contura Energy, Inc. Annual Incentive Bonus Program
10.24***†	Contura Energy, Inc. Key Employee Separation Plan, effective as of July 26, 2016
10.25***†	Contura Energy, Inc. Non-Employee Director Compensation Policy, effective as of August 1, 2016
10.26***†	Amendment 1 to Contura Energy, Inc. Non-Employee Director Compensation Policy, dated January 18, 2017
10.27***†	Amendment 2 to Contura Energy, Inc. Non-Employee Director Compensation Policy, dated April 19, 2017
10.28***	Warrant Agreement, dated July 26, 2016, between Contura Energy, Inc., Computershare, Inc. and Computershare Trust Company, N.A.
10.29***	Transition Services Agreement, dated July 26, 2016, between Contura Energy, Inc., Alpha Natural Resources, Inc. and ANR, Inc.
10.30***†	Form of 2017 Long-Term Incentive Plan
10.31***
First Amendment to Credit Agreement, dated as of June 13, 2017, to the Credit Agreement, dated as of March 17, 2017 among Contura Energy, Inc. as Borrower, Jefferies Finance LLC, as Administrative Agent and Collateral Agent, and the Other Lenders Party Thereto

10.32***
First Amendment to Asset-Based Revolving Credit Agreement, dated as of June 9, 2017, to the Asset-Based Revolving Credit Agreement dated as of April 3, 2017 among Contura Energy, Inc., and certain of its Subsidiaries, as the Borrowers; the Guarantors Party Thereto; Citibank, N.A., as Administrative Agent; Citibank, N.A., as Swingline Lender; Citibank, N.A., BMO Harris Bank N.A. and Credit Suisse AG, Cayman Islands Branch, as L/C Issuers; the Other Lenders Party Thereto and Citigroup Global Markets Inc., BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners

10.33***
First Amendment to Transition Services Agreement, dated August 26, 2016, to the Transition Services Agreement, dated July 26, 2016, between Contura Energy, Inc., Alpha Natural Resources, Inc. and ANR, Inc.

10.34***
Second Amendment to Transition Services Agreement, dated October 20, 2016, to the Transition Services Agreement, dated July 26, 2016, between Contura Energy, Inc., Alpha Natural Resources, Inc. and ANR, Inc.

Exhibit No.	Description of Exhibit
10.35***
Third Amendment to Transition Services Agreement, dated February 22, 2017, to the Transition Services Agreement, dated July 26, 2016, between Contura Energy, Inc., Alpha Natural Resources, Inc. and ANR, Inc.

21.1***	List of Subsidiaries of the Company
23.1***	Consent of KPMG LLP
23.2***	Consent of Marshall Miller & Associates, Inc.
23.3***	Consent of Wood Mackenzie, Inc.
23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.5***	Consent of Director Nominee, Anthony J. Orlando
24.1***	Power of Attorney (included on signature page to the original Registration Statement)
* Filed herewith.
*** Previously filed.
† Management contract, compensatory plan or arrangement.